SOL V. SLOTNIK, P.C.
11 East 44th Street-19th Fl.
New York, New York 10017
Tel. (212) 687-1222
Fax (212) 986-2399

January 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director,
          Ivette Leon, Assistant Chief Accountant, and
          Michael Henderson, Staff Accountant

RE:	Consorteum Holdings, Inc. Form 10-K for the fiscal year ended June 30, 2010 Filed November 15, 2010 as amended November 17, 2010 File No. 0-53153

Dear Mr. Henderson:

This will confirm my telephone conversation with you yesterday in which I advised you that I am counsel to Consorteum Holdings, Inc. (the “Company”) and, on its behalf, was replying to the comment letter dated January 13, 2011 (the “Letter”) from the Staff concerning the Form 10K referenced above.

The purpose of the call was to confirm that the Company will have one additional ten (10) business day period to reply to the comments in the Letter. In addition, may I note that the Company’s new address for all correspondence is the following:

20 Adelaide Street East-Suite 910
Toronto, Ontario Canada M5C 2T6

Thank you for your courtesy in agreeing to the extension of the reply date.

Sincerely yours, /s/ Sol V. Slotnik Sol V. Slotnik